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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

UPC Polska, LLC	UPC Polska Finance, Inc.
(Name of applicants)

4643 Ulster Street, Suite 1300, Denver, Colorado 80237	4643 Ulster Street, Suite 1300, Denver, Colorado 80237
(Address of principal executive offices)

Securities to be Issued Under The Indenture to be Qualified

Title of Class	Amount
9% Senior Notes due 2007	$105,394,659.00
Approximate date of issuance:	As soon as practicable following the qualification of the Indenture

Name and address of agent for service:

Ellen Spangler UPC Polska, LLC 4643 Ulster Street, Suite 1300 Denver, Colorado 80237 (303) 770-4001	Jeremy Evans UPC Polska Finance, Inc. 4643 Ulster Street, Suite 1300 Denver, Colorado 80237 (303) 770-4001

with copies to:

Marc R. Paul, Esq. Baker & McKenzie 815 Connecticut Avenue, N.W. Washington, D.C. 20006 (202) 452-7034	S. Ward Atterbury, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8331

        The applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), may determine upon the written request of the applicants.

GENERAL

1.     General information.

(a)
UPC Polska, LLC ("UPC Polska") is a limited liability company. UPC Polska Finance, Inc. ("Polska Finance") is a corporation.

(b)
UPC Polska and Polska Finance are both organized under the laws of the State of Delaware.

2.     Securities Act exemption applicable.

        UPC Polska, a Delaware limited liability company, and its affiliate, Polska Finance, a Delaware corporation, propose to issue, as part of UPC Polska's Second Amended Chapter 11 Plan of Reorganization Jointly Proposed by UPC Polska, Polska Finance and UnitedGlobalCom, Inc. ("UGC"), an indirect parent of both UPC Polska and Polska Finance, dated December 17, 2003 (the "Plan of Reorganization"), newly issued 9% senior notes due 2007 (the "Notes") in the aggregate principal amount of $105,394,659 of UPC Polska and Polska Finance. Pursuant to the Plan of Reorganization, each holder of an Allowed Class 3 Claim (as defined in the Plan of Reorganization) against UPC Polska is entitled to receive on account of its claim, in consideration for the UPC Polska Notes (as defined in the Plan of Reorganization) on or as soon as practicable after the effective date of the Plan of Reorganization (the "Effective Date"), a pro rata portion of an aggregate amount of (i) $100,000,000 principal amount of Notes, (ii) shares of common stock of UGC in the aggregate amount of $14,500,000 (based on the per-share closing price as reported by The Nasdaq Stock Market, Inc. on December 15, 2003), and (iii) $80,000,000 in cash. Pursuant to the Plan of Reorganization, each holder of an Allowed Class 5 Claim (as defined in the Plan of Reorganization) against UPC Polska is entitled to receive on account of its claim the amount of cash, shares of common stock of UGC and Notes per $1,000 of claim amount of each Allowed Class 5 Claim which is equal to the amount of cash consideration, shares of common stock of UGC and Notes issued per $1,000 of claim amount payable to the holders of the Allowed Class 3 Claims.

        UPC Polska and Polska Finance filed with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") the First Amended Disclosure Statement (the "Disclosure Statement"), with respect to the First Amended Chapter 11 Plan of Reorganization Jointly Proposed by UPC Polska and Polska Finance, dated October 27, 2003. Pursuant to an order dated October 29, 2003, the Bankruptcy Court approved the Disclosure Statement, which was subsequently distributed to holders of claims against or equity interests in UPC Polska for the purpose of soliciting their votes for the acceptance or rejection of such plan of reorganization. On December 17, 2003, UPC Polska, Polska Finance and UGC filed with the Bankruptcy Court a Second Amended Chapter 11 Plan of Reorganization Jointly Proposed by UPC Polska, Polska Finance and UGC. After notice and a hearing held on January 21, 2004 and January 22, 2004, the Bankruptcy Court entered the Findings of Fact, Conclusions of Law and Order under Section 1129 of the Bankruptcy Code and Rule 3020 of the Bankruptcy Rules Confirming the Second Amended Chapter 11 Plan of Reorganization Jointly Proposed by UPC Polska, Polska Finance and UGC (the "Order"), signed on January 22, 2004, confirming the Plan of Reorganization. A copy of the Disclosure Statement is attached hereto as Exhibit T3E-1. A copy of the Plan of Reorganization is attached hereto as Exhibit T3E-2. The Notes are to be issued under an indenture (the "Indenture") between UPC Polska and Polska Finance, as co-issuers, and Wilmington Trust Company, as trustee, a form of which is attached hereto as Exhibit T3C.

        UPC Polska and Polska Finance believe that the issuance of the Notes is exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 1145(a)(1) of the United States Bankruptcy Code (the "Bankruptcy Code"). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws, except with respect to an entity that is deemed an underwriter under Section 1145(b) of the Bankruptcy Code, if, among other things, the securities are offered or sold under a plan of reorganization of the debtor, or under a plan jointly proposed by the debtor and an affiliate of the debtor, in exchange for a claim against, an interest in or a claim for an administrative expense in the case concerning the debtor or such affiliate. UPC Polska and Polska Finance believe that the issuance of Notes contemplated by the Plan of Reorganization will satisfy the aforementioned requirements.

AFFILIATIONS

3.     Affiliates.

        The diagram on Schedule A attached hereto identifies all affiliates of the applicants and indicates the respective percentage of voting securities. The diagram identifies all of the direct and indirect subsidiaries of UPC Polska and indicates the percentage of voting securities UPC Polska owns with respect to each of the subsidiaries as of February 1, 2004. Polska Finance is a direct, wholly owned subsidiary of UPC Telecom B.V., the direct parent of UPC Polska. UPC Polska Finance does not have any subsidiaries. All of the foregoing is depicted in the diagram on Schedule A.

        All relationships set forth in the diagram on Schedule A attached hereto regarding UPC Polska, Polska Finance and all of their affiliates are as of February 1, 2004. No changes in any such relationships are anticipated as a result of the consummation of the Plan of Reorganization on the Effective Date.

MANAGEMENT AND CONTROL

4.     Directors and Executive Officers.

UPC Polska

Name and Address	Office
Simon Boyd UPC Polska, LLC 4643 Ulster Street, Suite 1300 Denver, Colorado 80237	President, Chief Executive Officer and Director
Anton Tuijten UPC Polska, LLC 4643 Ulster Street, Suite 1300 Denver, Colorado 80237	General Counsel, Vice President, Secretary and Director
Walter Eugene Musselman UPC Polska, LLC 4643 Ulster Street, Suite 1300 Denver, Colorado 80237	Director
Robert Dunn UPC Polska, LLC 4643 Ulster Street, Suite 1300 Denver, Colorado 80237	Director
Nimrod Kovacs UPC Polska, LLC 4643 Ulster Street, Suite 1300 Denver, Colorado 80237	Director

Polska Finance

Name and Address	Office
Dennis Okhuijsen UPC Polska Finance, Inc. 4643 Ulster Street, Suite 1300 Denver, Colorado 80237	President, Treasurer and Director
Jeremy Evans UPC Polska Finance, Inc. 4643 Ulster Street, Suite 1300 Denver, Colorado 80237	Vice President, Secretary and Director

5.     Principal owners of voting securities.

UPC Polska

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
UPC Telecom B.V. Boeing Avenue 53 1119 PE, Schiphol Rijk The Netherlands	LLC membership interest units, denominated as "Common Stock"	1,000 membership interest units	100%

Polska Finance

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
UPC Telecom B.V. Boeing Avenue 53 1119 PE, Schiphol Rijk The Netherlands	Common Stock	100 shares	100%

        Persons which owned, as of February 1, 2004, and which will own, as of the Effective Date of the Plan of Reorganization, 10 percent or more of the voting securities of the applicants are set forth above. No changes in the ownership of either applicant are anticipated as a result of the consummation of the Plan of Reorganization on the Effective Date.

UNDERWRITERS

6.     Underwriters.

  (a)
  None.

  (b)
  Not applicable.

CAPITAL SECURITIES

7.     Capitalization.

  (a)

As of February 1, 2004:

UPC Polska

Title of Class	Amount Authorized	Amount Outstanding
LLC membership interest units, denominated as Common Stock	100 membership interest units	100 membership interest units
14 1/2% Senior Discount Notes due July 15, 2008	$252,000,000	$223,575,698
14 1/2% Senior Discount Notes due February 1, 2009	$256,800,000	$211,779,515
Series C Senior Discount Notes due July 15, 2008	$36,001,321	$21,636,245
Term Loan (Master Loan) due July 30, 2009	$246,592,949	$257,863,982
Term Loan (Qualified Loan) due May 25, 2007	$14,497,296	$15,795,972
Subordinated Term Loan due July 30, 2009	$150,000,000	$208,077,283

        As a result of the consummation of the Plan of Reorganization, all of the debt set forth above will be discharged and all of the equity set forth above will be cancelled. Pursuant to the Plan of Reorganization, all of the equity of UPC Polska, as the reorganized debtor, will be issued to UPC Telecom B.V., the entity that owned, as of February 1, 2004, all of the equity securities set forth above.

As of February 1, 2004:

Polska Finance

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share	100 shares	100 shares

        No changes in the authorized classes of securities of Polska Finance, as set forth above, are anticipated as a result of the consummation of the Plan of Reorganization on the Effective Date.

  (b)
  Voting rights of each class of voting securities referred to in paragraph (a) above:

        Set forth below is an analysis of certain provisions of UPC Polska's Certificate of Formation (the "Certificate of Formation") filed with the Office of the Secretary of State of the State of Delaware on December 18, 2003. The following analysis makes use of certain capitalized terms defined in the Certificate of Formation; such terms shall have the meanings given to them therein and shall be incorporated by reference herein. The following analysis does not purport to be a complete description of the Certificate of Formation and is qualified in its entirety by reference thereto.

        Article Fifth of the Certificate of Formation prohibits UPC Polska from creating, designating, authorizing or causing to be issued any class or series of nonvoting membership interests.

        Set forth below is an analysis of certain provisions of the Operating Agreement for UPC Polska (the "Operating Agreement"). The following analysis makes use of certain capitalized terms defined in the Operating Agreement; such terms shall have the meanings given to them therein and shall be incorporated by reference herein. The following analysis does not purport to be a complete description of the Operating Agreement and is qualified in its entirety by reference thereto.

        At each meeting of UPC Polska's equity holders, except as otherwise provided by the Delaware Limited Liability Company Act or the Certificate of Formation, every holder of record of UPC Polska's equity entitled to vote shall be entitled to one vote in person or by proxy for each membership interest unit standing in his or her name on the records of UPC Polska. Election of directors is by a plurality of votes cast, and, except as otherwise required by the Certificate of Formation or the Operating Agreement, all other action is determined by a majority of votes cast at a meeting of equity holders. Acceptance of an additional equity holder must be approved by the unanimous vote of the existing equity holders.

        Set forth below is an analysis of certain provisions of Polska Finance's Certificate of Incorporation (the "Certificate of Incorporation") filed with the Office of the Secretary of State of the State of Delaware on July 2, 2003. The following analysis makes use of certain capitalized terms defined in the Certificate of Incorporation; such terms shall have the meanings given to them therein and shall be incorporated by reference herein. The following analysis does not purport to be a complete description of the Certificate of Incorporation and is qualified in its entirety by reference thereto.

        The total number of shares of stock which Polska Finance shall have authority to issue is 100 shares of Common Stock, each having a par value of $0.01. Polska Finance reserves the right to amend, alter, change or repeal any provision contained in the Certificate of Incorporation, in the manner prescribed by statute, and all rights conferred upon stockholders in the Certificate of Incorporation are granted subject to such reservation.

        Each stockholder of Polska Finance shall be entitled to one vote for each share capital stock held by such stockholder.

        Holders of the Notes will not have any voting rights by reason of ownership of the Notes with respect to UPC Polska or Polska Finance.

INDENTURE SECURITIES

8.     Analysis of indenture provisions.

        The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The following analysis of certain provisions of the Indenture makes use of certain capitalized terms defined in the Indenture and not in this application. Such terms will have the meanings given to them in the Indenture. The following is a summary of some provisions of the Indenture. It is qualified in its entirety by reference to the Indenture. The provisions of the Indenture are incorporated herein by reference as part of such analysis.

A.
Default Provisions

The following will be an "Event of Default" under the Indenture, whether the relevant action or inaction of the Issuers is voluntary or involuntary:

  •
  default in the payment of any interest on any Security when it becomes due and payable and continuance of the default for a period of 30 days;

  •
  default in the payment of the principal of any Security, at its Maturity;

  •
  default in the performance, or breach, of the provisions described in "Consolidation, Merger, Conveyance, Transfer or Lease," the failure to make or consummate a Change of Control Offer in accordance with the provisions of the "Purchase of Securities upon a Change of Control" covenant or the failure to make or consummate an Excess Proceeds Offer in accordance with the provisions of the "Limitation on Sale of Assets" covenant;

  •
  default in the performance, or breach, of any covenant or agreement of the Issuers contained in the Indenture (other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with elsewhere in the Indenture) and continuance of such default or breach for a period of 30 days after written notice shall have been given to the Issuers by the Trustee or to the Issuers and the Trustee by the holders of at least 25% in aggregate principal amount at maturity of the then Outstanding Securities, as the case may be;

  •
  (1) one or more defaults in the payment of principal on Indebtedness of the Company or any Significant Subsidiary of the Company aggregating $5 million or more, when the same becomes due and payable at the stated maturity of such Indebtedness, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived or (2) Indebtedness of the Company or any Significant Subsidiary of the Company aggregating $5 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled required prepayment) prior to the stated maturity of such Indebtedness;

  •
  any holder or holders (or any Person acting on any such holder's behalf) of any Indebtedness in excess of $5 million in the aggregate of the Company or any Significant Subsidiary of the Company shall, subsequent to the occurrence of a default with respect to such Indebtedness, notify the Trustee of the intended sale or disposition of any assets of the Company or any Restricted Subsidiary that have been pledged to or for the benefit of such Person to secure such Indebtedness or shall commence proceedings, or take action to retain in satisfaction of any such Indebtedness, or to collect on, seize, dispose of or apply, any such assets of the Company or any Restricted Subsidiary pursuant to the terms of any agreement or instrument evidencing any such Indebtedness of the Company or any Restricted Subsidiary or in accordance with applicable law;

  •
  one or more final judgments, orders or decrees of any court or regulatory agency shall be rendered against the Company or any Significant Subsidiary of the Company or their respective properties for the payment of money, either individually or in an aggregate amount, in excess of

    $5 million and either (1) an enforcement proceeding shall have been commenced by any creditor upon such judgment or order or (2) there shall have been a period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, was not in effect;

  •
  the entry of a decree or order by a court having jurisdiction in the premises adjudging an Issuer or any Significant Subsidiary of the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of an Issuer or any Significant Subsidiary of the Company under the Federal Bankruptcy Code or any other applicable federal or state law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of an Issuer or any Significant Subsidiary of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; and

  •
  the institution by an Issuer or any Significant Subsidiary of the Company of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Federal Bankruptcy Code or any other applicable federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of such Issuer or any Significant Subsidiary of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due.

        If an Event of Default (other than an Event of Default arising from an event of bankruptcy, insolvency or reorganization with respect to an Issuer or any Significant Subsidiary of the Company) occurs and continues, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Securities then Outstanding, by written notice, may, and the Trustee upon the written request of such Holders, will declare the principal of and accrued interest on all of the Outstanding Securities immediately due and payable, and upon any such declaration all such amounts payable in respect of the Securities will become immediately due and payable. If an Event of Default arising from a voluntary or involuntary event of bankruptcy, insolvency or reorganization with respect to an Issuer or any Significant Subsidiary of the Company occurs and is continuing, then the principal of and accrued interest on all of the Outstanding Securities will be immediately due and payable without any declaration or other act on the part of either the Trustee or any Holder.

        At any time after a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities may rescind such declaration and its consequences if

  •
  the Issuers have paid or deposited with the Trustee a sum sufficient to pay:

    (1)
    all overdue interest on all Outstanding Securities,

    (2)
    all unpaid principal of any Outstanding Securities that have become due otherwise than by such declaration of acceleration, and interest on such Securities,

    (3)
    to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal and

    (4)
    all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation and expenses of the Trustee, its agents and counsel; and

  •
  all Events of Default, other than the non-payment of amounts of principal of or interest on Securities that have become due solely by such declaration of acceleration, have been cured or waived.

No such rescission shall affect any subsequent default or impair any right that results from such subsequent default.

        Within 90 days after the occurrence of any Default or Event of Default under the Indenture, the Trustee shall transmit in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act, notice of such Default under the Indenture known to the Trustee, unless the Default has been cured or waived; provided, however, that, except in the case of a Default in the payment of the principal of or interest on any Security, the Trustee may withhold such notice if a committee of its trust officers in good faith determines that the withholding of such notice is in the interest of the Holders; and provided further, that in the case of any Default of the character of a default in the performance, or breach, of any covenant or agreement of the Issuers contained in the Indenture (other than a default which is specifically dealt with elsewhere in the Indenture), no such notice to Holders shall be given until at least 30 days after the occurrence of such Default.

B.
Authentication and Delivery of Securities; Application of the Proceeds

        The Securities will be executed on behalf of each Issuer by any of such Issuer's chairman, president, any managing director or any vice president, the chief executive officer or the chief financial officer. The signature on the Securities may be manual or facsimile signatures and may be in counterparts.

        Securities signed by individuals who were at any time the proper officers of an Issuer shall bind such Issuer, notwithstanding that such individuals ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

        At any time after the execution and delivery of the Indenture, the Issuers may deliver Securities executed by the Issuers to the Trustee for authentication, together with an Issuer Order for the authentication and delivery of such Securities, specifying the type of security, amount and registered holder and certifying that all conditions precedent to the issuance of the Securities have been fully complied with, and the Trustee in accordance with such Issuer Order shall authenticate and deliver such Securities.

        Prior to the issuance of the Securities, each prospective Holder to whom Securities shall be issued by the Issuers shall complete, execute and deliver to the Issuers a Qualified Institutional Buyer Certification. The Issuers shall issue Securities which are eligible to be traded on the PORTAL market to any such prospective Holder who certifies it is a QIB.

        Each Security shall be dated the date of its authentication.

        No Security shall be entitled to any benefit under the Indenture or be valid unless such Security has a certificate of authentication substantially in the form provided for in the Indenture duly executed by the Trustee by manual signature of an authorized signatory. Such certificate shall be conclusive evidence that such Security has been duly authenticated and delivered under the Indenture.

        In case an Issuer, pursuant to "Consolidation, Merger, Conveyance, Transfer or Lease," shall be consolidated or merged with or into any other Person or shall convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person, and the successor Person resulting from such consolidation, or surviving such merger, or into which such Issuer shall have been merged, or the Person which shall have received a conveyance, transfer, lease or other disposition as aforesaid, shall have executed an indenture supplemental to the Indenture with the Trustee pursuant to "Consolidation, Merger, Conveyance, Transfer or Lease," any of the Securities authenticated or delivered prior to such consolidation, merger, conveyance, transfer, lease or other disposition may, from time to time, at the request of the successor Person, be exchanged for other Securities executed in the name of the successor Person with such changes in phraseology and form as may be appropriate, but otherwise in substance of like tenor as the Securities surrendered for such exchange and of like principal amount; and the Trustee, upon Issuer Request of the successor Person, shall authenticate and deliver Securities as specified in such request for the purpose of such exchange. If Securities shall at any time be authenticated and delivered in any new name of a successor Person pursuant to "Execution, Authentication, Delivery and Dating" in exchange or substitution for or upon registration of transfer of any Securities, such successor Person, at the option of the Holders but without expense to them, shall provide for the exchange of all Securities at the time Outstanding for Securities authenticated and delivered in such new name.

        The applicants will not receive any cash proceeds from the issuance of the Notes.

C.
Release or Release and Substitution of Any Property Subject to Lien

        Not applicable.

D.
Satisfaction and Discharge of the Indenture

        The Indenture shall upon Issuer Request cease to be of further effect, subject to certain exceptions, and the Trustee shall acknowledge satisfaction and discharge of the Indenture when

  •
  either

            (a)   all Securities previously authenticated and delivered (other than Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in "Mutilated, Destroyed, Lost and Stolen Securities") and Securities for whose payment money has previously been deposited in trust with the Trustee or any Paying Agent or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust, as provided in the "Money for Security Payments to be held in Trust" covenant have been delivered to the Trustee for cancellation; or

            (b)   all such Securities not theretofore delivered to the Trustee for cancellation

               (1)  have become due and payable, or

               (2)  will become due and payable at their Stated Maturity within one year, or

               (3)  are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers, in the case of (1), (2) or (3) above, have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount sufficient to pay and discharge the entire Indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal of and interest on such Securities to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

  •
  the Issuers have paid or caused to be paid all other sums payable under the Indenture by the Issuers; and

  •
  the Issuers have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Issuers to the Trustee under "Compensation and Reimbursement" and, if money shall have been deposited with the Trustee pursuant to subclause (b) of the first clause of this Section, the obligations of the Trustee under "Application of Trust Money" and the last paragraph of the "Money for Security Payments to be held in Trust" covenant shall survive.

        The Issuers may, at their option and at any time, with respect to the Securities, elect to have either "Defeasance and Discharge" or "Covenant Defeasance" be applied to all Outstanding Securities upon compliance with the conditions set forth in "Defeasance and Covenant Defeasance."

        Upon the Issuers' exercise under "Issuers' Option to Effect Defeasance or Covenant Defeasance" of the option applicable to "Defeasance and Discharge," the Issuers shall be deemed to have been discharged from their obligations with respect to all Outstanding Securities on the date the conditions set forth in "Conditions to Defeasance or Covenant Defeasance" are satisfied (hereinafter, "defeasance"). For this purpose, defeasance means that the Issuers shall be deemed to have paid and discharged the entire Indebtedness represented by the Outstanding Securities, which shall thereafter be deemed to be "Outstanding" only for the purposes of "Deposited Money and U.S. Government Obligations to be Held in Trust; Other Miscellaneous Provisions" and the other Sections of the Indenture referred to in clauses (A) and (B) below and to have satisfied all its other obligations under such Securities and the Indenture insofar as such Securities are concerned (and the Trustee, at the expense of the Issuers, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged under the Indenture: (A) the rights of Holders of Outstanding Securities to receive, solely from the trust fund described in "Conditions to Defeasance or Covenant Defeasance" and as more fully set forth therein, payments in respect of the principal of and interest on such Securities when such payments are due, (B) the Issuers' obligations with respect to such Securities under "Temporary Securities," "Registration, Registration of Transfer and Exchange," "Mutilated, Destroyed, Lost and Stolen Securities," the "Maintenance of Office or Agency" covenant and the "Money for Security Payments to be held in Trust," (C) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture and (D) "Defeasance and Discharge." Subject to compliance with "Defeasance and Covenant Defeasance," the Issuers may exercise their option under this "Defeasance and Discharge" notwithstanding the prior exercise of their option under "Covenant Defeasance" with respect to the Securities.

        Upon the Issuers' exercise under "Issuers' Option to Effect Defeasance or Covenant Defeasance" of the option applicable to "Covenant Defeasance," the Issuers shall be released from their obligations under (1) the covenant restricting the Company's ability to consolidate with or merge into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets unless immediately after giving effect to such transaction on a pro forma basis, the Company or the Surviving Entity would be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the proviso of the "Limitation on Additional Indebtedness" covenant and (2) the following covenants:

  •
  "Insurance,"

  •
  "Statement by Officers as to Default,"

  •
  "Provision of Financial Statements and Reports,"

  •
  "Limitation on Additional Indebtedness,"

  •
  "Limitation on Restricted Payments,"

  •
  "Limitation on Issuances and Sales of Capital Stock of Restricted Subsidiaries,"

  •
  "Limitation on Transactions with Affiliates,"

  •
  "Limitation on Liens,"

  •
  "Limitation on Issuances of Guarantees of Indebtedness by Subsidiaries,"

  •
  "Purchase of Securities upon a Change of Control,"

  •
  "Limitation on Sale of Assets,"

  •
  "Limitation on Dividends and other Payment Restrictions affecting Restricted Subsidiaries,"

  •
  "Limitation on Investments in Unrestricted Subsidiaries" and

  •
  "Limitation on Lines of Business,"

with respect to the Outstanding Securities on and after the date the conditions set forth in "Conditions to Defeasance or Covenant Defeasance" are satisfied (hereinafter referred to as "covenant defeasance"), and the Securities shall after that date be deemed not to be "Outstanding" for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "Outstanding" for all other purposes under the Indenture. For this purpose, such covenant defeasance means that, with respect to the Outstanding Securities, the Issuers may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere in the Indenture to any such covenant or by reason of any reference in any such covenant to any other provision in the Indenture or in any other document and such omission to comply shall not constitute a Default or an Event of Default of the character of a default in the performance, or breach, of any covenant or agreement of the Issuers contained in the Indenture (other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with elsewhere in the Indenture), but, except as specified above, the remainder of the Indenture and such Securities shall be unaffected thereby.

        The following are the conditions to application of either "Defeasance and Discharge" or "Covenant Defeasance" to the Outstanding Securities:

  •
  The Issuers shall irrevocably deposit or cause to be deposited with the Trustee (or another trustee satisfying the requirements of "Corporate Trustee Required; Eligibility" who shall agree to comply with the provisions of "Defeasance and Covenant Defeasance" applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities, (A) money in United States Dollars, (B) U.S. Government Obligations, or (C) a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, or a nationally recognized investment banking firm, to pay and discharge (1) the principal of and interest on the relevant Outstanding Securities on the Stated Maturity (or upon redemption, if applicable) of such principal or installment of interest and (2) any mandatory redemption or analogous payments applicable to the Outstanding Securities on the day on which such payments are due and payable in accordance with the terms of the Indenture and of such Securities; provided, that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to said payments with respect to the Securities. For this purpose, "U.S. Government Obligations" means securities that are (x) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt, provided, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

  •
  No Default or Event of Default with respect to the Securities shall have occurred and be continuing on the date of such deposit or, insofar as an Event of Default arising from an event of bankruptcy, insolvency or reorganization with respect to an Issuer or any Significant Subsidiary of the Company is concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

  •
  Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which an Issuer is a party or by which it is bound.

  •
  In the case of an election under "Defeasance and Discharge," each Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States stating that (x) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the Issue Date there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Outstanding Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

  •
  In the case of an election under "Covenant Defeasance," each Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

  •
  Each Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States to the effect that after the 91st day following the deposit or after the date such opinion is delivered, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally.

  •
  Each Issuer shall have delivered to the Trustee an Officer's Certificate stating that the deposit was not made by such Issuer with the intent of preferring the Holders of the Securities over the other creditors of the Issuers with the intent of hindering, delaying or defrauding creditors of the Issuers.

  •
  Each Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the defeasance under "Defeasance and Discharge" or the covenant defeasance under "Covenant Defeasance" (as the case may be) have been complied with.

E.
Statement by Officers as to Compliance with Conditions and Covenants

•
The Issuers will deliver to the Trustee, within 120 days after the end of each fiscal year and within 45 days after the end of each fiscal quarter (other than the last fiscal quarter of a year), a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of such Issuer's compliance with all conditions and covenants under the Indenture. For purposes of this covenant, compliance will be determined without regard to any period of grace or requirement of notice under the Indenture.

  •
  When any Default has occurred and is continuing under the Indenture, or if the trustee for or the holder of any other evidence of Indebtedness of an Issuer or any Subsidiary gives any notice or takes any other action with respect to a claimed default (other than with respect to Indebtedness in the principal amount of less than $5,000,000), such Issuer shall deliver to the Trustee by registered or certified mail or by telegram, telex or facsimile transmission an Officer's Certificate specifying such event, notice or other action within five Business Days of its occurrence.

9.     Other Obligors.

        None.

        Contents of application for qualification.    This application for qualification comprises:

  (a)
  Pages numbered 1 to 18, consecutively.

  (b)
  The statement of eligibility and qualification on Form T-1 of Wilmington Trust Company, as trustee under the Indenture to be qualified (filed herewith as Exhibit 25.1).

  (c)
  The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

EXHIBITS

Exhibit No.	Description
T3A-1	Certificate of Formation of UPC Polska.
T3A-2	Certificate of Conversion.
T3A-3	Certificate of Incorporation of Polska Finance.
T3B-1	Operating Agreement for UPC Polska.
T3B-2	By-Laws of Polska Finance.
T3C	Form of Indenture between UPC Polska, Polska Finance (together with the UPC Polska, the "Issuers" and each individually, an "Issuer"), and Wilmington Trust Company, as Trustee.
T3D	Not applicable.
T3E-1
First Amended Disclosure Statement with respect to the First Amended Chapter 11 Plan of Reorganization Jointly Proposed by UPC Polska and Polska Finance. (Incorporated herein by reference to Exhibit 99.1 of UPC Polska's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 3, 2003).
T3E-2
First Amended Plan of Reorganization Jointly Proposed by UPC Polska and Polska Finance. (Incorporated by reference to Annex A of Exhibit 99.1 of UPC Polska's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 3, 2003).
T3E-3
Second Amended Plan of Reorganization dated December 17, 2003, Jointly Proposed by UPC Polska, Polska Finance and UGC (Incorporated herein by reference to Exhibit 2.1 of UPC Polska's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 22, 2003).
T3E-4	Class 3 Master Ballot for Accepting or Rejecting the Plan of Reorganization (Senior Notes due 2008).
T3E-5	Class 3 Ballot for Accepting or Rejecting the Plan of Reorganization (Senior Notes due 2008).
T3E-6	Class 3 Master Ballot for Accepting or Rejecting the Plan of Reorganization (Senior Notes due 2009).
T3E-7	Class 3 Ballot for Accepting or Rejecting the Plan of Reorganization (Senior Notes due 2009).
T3E-8	Class 3 Master Ballot for Accepting or Rejecting the Plan of Reorganization (Series C Notes).
T3E-9	Class 3 Ballot for Accepting or Rejecting the Plan of Reorganization (Series C Notes).
T3E-10	Class 4 Ballot for Accepting or Rejecting the Plan of Reorganization.
T3E-11	Class 5 Ballot for Accepting or Rejecting the Plan of Reorganization.
T3E-12	Notice of (i) approval of Disclosure Statement, (ii) hearing to confirm Plan of Reorganization and (iii) establishment of deadline for objections to confirmation of Plan of Reorganization.

T3E-13
Order of the United States Bankruptcy Court for the Southern District of New York (a) approving (i) adequacy of Disclosure Statement and (ii) solicitation and tabulation procedures, (b) establishing voting record date, (c) establishing voting deadline, (d) scheduling and approving form and manner of notice of hearing to confirm Plan and (e) establishing deadline and procedures for objections to confirmation of the Plan.
T3E-14	QIB Certification Letter.
T3E-15	Letter requesting QIB certification.
T3E-16	Letter to banks and brokers regarding QIB certification.
T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act, included in Exhibit T3C.
25.1	Statement of Eligibility on Form T-1, qualifying Wilmington Trust Company, as Trustee, under the Indenture to be qualified.

SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant UPC Polska, LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Warsaw, Poland, on the 9th day of February, 2004.

(SEAL)		UPC POLSKA, LLC
		By:	/S/ SIMON BOYD

			Name:	Simon Boyd
			Title:	Chief Executive Officer
Attest:	/S/ JOANNA NIECKARZ

Name:	Joanna Nieckarz
Title:	Chief Financial Officer

SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant UPC Polska Finance, Inc. a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Schiphol Rijk, the Netherlands, on the 9th day of February, 2004.

(SEAL)		UPC POLSKA FINANCE, INC.
		By:	/S/ JEREMY EVANS

			Name:	Jeremy Evans
			Title:	Vice President
Attest:	/S/ DENNIS OKHUIJSEN

Name:	Dennis Okhuijsen
Title:	President

Schedule A

UnitedGlobalCom, Inc.
100%
United Pan-Europe Communications N.V.
100%
UPC Telecom BV
100%
UPC POLSKA, LLC
100%
UPC POLSKA FINANCE, INC.
100%
AT MEDIA SP Z O.O.
100%
ATOMIC TV SP Z O.O. in liquidation
100%
POLAND COMMUNICATIONS, LLC ("PC LLC")
100%
WIZJA TV II.B.V.
100%
ENTERTAINMENT PROGRAMMING, LLC ("EP LLC")
36.04%
7.7%
49%
20%
92.3%
100%
44.8%
1.36%
POLAND CABLEVISION (NETHERLANDS) B.V. ("PCVBV")
SYNERGY INVESTMENT SP Z O.O.
MEDIA INVESTMENT S.A.
FOX KIDS POLAND
8.27%
98.64%
91.73%
76%
TK GOSAT SP Z O.O.
POLSKA TELEWIZJA KABLOWA S.A. ("PTK, S.A.")
UPC TELEWIZJA KABLOWA SP Z O.O.
24%
33%
POLSKI BROKER SP Z O.O. In process of court dissolution
100%
POLSKA TELEWIZJA CYPROWA WIZJA TV SP Z O.O.
25%
19.16%
POLTELKAB SP Z O.O. ("POLTELKAB")
100%
TV SAT URSUS SP Z O.O. in liquidation
TELEWIZYJNA KORPOR PARTYCYPACYJNA S

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